Filed by Constellation Brands, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Constellation Brands, Inc. Commission File No. 001-08495 CLASS B STOCK RECLASSIFICATION AGREEMENT

CONSTELLATION BRANDS

SUSTAINING PROFITABLE GROWTH & BUILDING SHAREHOLDER VALUE

COMPANY

PRODUCER AND MARKETER OF BEER, WINE, AND SPIRITS WITH POWERFUL, CONSUMER-CONNECTED, HIGH-QUALITY BRANDS

9 CONSECUTIVE YEARS AS A CPG GROWTH LEADER, HIGHEST NUMBER OF CONSECUTIVE YEARS AMONG LARGE CPG COMPANIES (1)

FISCAL 2022

Net Sales: $8.8B **Operating Cash Flow:** $2.7B

Operating Income: $2.3B **Free Cash Flow:** $1.7B

Listed
New York Stock Exchange
Class A Common Stock (STZ)
Class B Common Stock (STZ.B)

Market Capitalization
~$48B as of July 29, 2022 inclusive of Class A, Class B, and Class 1 Common Stock[2]

Headquartered
Victor, New York, United States

Operations
United States
Mexico
New Zealand
Italy

BEER

BEST IN CLASS BUSINESS WITH 7-9% NET SALES GROWTH & 39-40% OPERATING MARGIN STRUCTURE (3)

#1 SUPPLIER IN THE HIGH-END OF THE U.S. BEER MARKET



Modelo Especial
- #2 Beer in the U.S. Beer Market
- #1 Beer in the High-End

Corona Extra
- #5 Beer in the U.S. Beer Market
- #3 Beer in the High-End

Pacifico
- #7 Import in the U.S. Beer Market

WINE & SPIRITS

OPTIMIZED PORTFOLIO TO ACHIEVE 2-4% NET SALES ORGANIC GROWTH & MIGRATING TO 28-29% OPERATING MARGIN (3)

A LEADING HIGHER-END WINE & SPIRITS COMPANY IN THE U.S. MARKET



Woodbridge
- #5 Wine in the U.S. Wine Market

Kim Crawford
- #1 Sauvignon Blanc in the U.S. Wine Market

Meiomi
- #1 Pinot Noir in the U.S. Wine Market

The Prisoner
- #2 Super Luxury Brand in the U.S. Wine Market

Source: IRI, Total U.S. Multi-Outlet + Convenience, Dollar Sales for 52 weeks ending May 15, 2022.
(1) IRI and BCG Analysis.
(2) Calculated using shares outstanding as of April 14, 2022 reported in FY22 Form 10-K.
(3) Beer Business implied operating margin guidance for FY23 below medium-term range due to incremental inflation and depreciation; Wine & Spirits Business net sales growth guidance for FY23 below medium-term range due to non-recurring net sales benefits in FY22.

Constellation Brands #WORTHREACHINGFOR | 2

CAPITAL ALLOCATION PRIORITIES

1 REMAIN INVESTMENT GRADE

Target leverage ratio range of ~3.5X[1]

2 RETURN CASH TO SHAREHOLDERS

Plan to return $5B in dividends and share repurchases by the end of FY23[2]

3 REINVEST IN BEER BUSINESS

Capex expected to be $5.0B - $5.5B between FY23 - FY26 to support up to 30M HL of modular incremental brewing capacity[4]

4 SMALLER / TUCK IN ACQUISITIONS

Filling portfolio gaps while focusing on female and minority founders

Leverage Ratio



~3.9X
~3.1X
~3.1X
~3.2X
FY20
FY21
FY22
Q1 FY23

Cumulative Cash Returned To Shareholders[3]



>$0.5B
>$1.0B
>$3.0B
>$4.5B
FY20
FY21
FY22
June, 2022
Dividends
Share Repurchases

Total Mexico Capacity



~39M HL
~44M HL
~49M HL
~54M HL
~64M- ~69M HL
FY22
FY23
FY24
FY25
FY26+
Planned Capacity Additions
Current Capacity

Focus On Minority Founders

In FY21, committed to invest $100M in Black / African American, Latinx, and minority-owned businesses through FY31. Since launch, committed ~$14M with Black and minority-owned businesses.

Focus On Female Founders

In FY18, committed to invest $100M in female-founded or female-led companies through FY28. Our focus on female founders initiative has shifted our overall ventures portfolio mix from ~20% to ~50% female-founded or female-led.

(1) Excluding Canopy EIE. Net leverage ratio for Q1 FY23 on a pro forma basis including funding for the cash consideration of the reclassification and excluding Canopy EIE: ~3.6X.
(2) Directional company assumptions for capital return program for FY20 through FY23.
(3) Historical / Actual capital returns through the end of June 2022.
(4) Includes maintenance capex.

Constellation Brands #WORTHREACHINGFOR | 3

TOTAL SHAREHOLDER RETURNS OUTPERFORMING COMPETITORS ON A 1-, 3-, 5- AND 10-YEAR BASIS (1) (1) (1) (1) 1-Year Annualized TSR 10-Year Annualized TSR 3-Year Annualized TSR 5-Year Annualized TSR 10.0% 12.0% 12.0% 30.0% 25.2% 7.3% 5.0% 6.0% 6.0% 15.0% 5.2% 4.4% 8.8% 1.0% 0.0% 0.0% 0.0% 0.0% (0.4%) (8.0%) (15.0%) (6.0%) (6.0%) (15.0%) (2) Constellation Brands 10-K Competitors TSR through day of announcement of reclassification agreement Source: Company filings and FactSet. (1) TSR to 06/30/22 as calculated by FactSet. Methodology includes share price performance, with dividends reinvested on the ex-dividend date, and excludes special cash dividends. | 4 (2) 2022 10-K competitors that are publicly listed companies consist of Anheuser-Busch InBev, The Boston Beer Company, Heineken, Molson Coors, Duckhorn Portfolio, Treasury Wine Estates, Brown-Forman, Diageo, Pernod Ricard.

RECLASSIFICATION AGREEMENT SUMMARY

KEY TRANSACTION TERMS

- Each share of Class B Stock will be reclassified and converted into one share of Class A Stock plus $64.64 per share in cash
- Cash portion represents 3.3% of market cap, or ~$8 per Class A share[1] for Constellation overall
- Run-rate cost savings of $15-20M (from executive salary and benefits reduction)
- Transaction requires majority-of-minority shareholder approval [2]
- Special Meeting expected to take place before end of calendar 2022

KEY BENEFITS OF RECLASSIFICATION AGREEMENT[3]

- **Alignment of voting power and economic ownership for all shareholders**
  - Class B Stock (10 votes per share) would be reclassified into Class A Stock (1 vote per share)
  - Class B Stock currently has, in aggregate, ~13% of economic ownership and ~59% of voting power
  - 100% of the board will be elected solely by holders of Class A stock (vs ~25% today) [4]
  - Potential broader appeal of Constellation stock to a larger base of investors with voting power and economic ownership more consistent with the structure of other public companies and expectations of several institutional shareholders
- **Potential for additional shareholder value creation**
  - Analyses undertaken by independent financial advisor to Special Committee determined Constellation is trading at a discount relative to peers
  - Wall Street analyst perspectives are broadly favorable on Class B Stock reclassification and the potential to benefit the Class A Stock value by addressing investor questions about the stability of the company's strategy and capital allocation priorities
  - ~$300m value from savings associated with salary and certain benefits that Robert Sands and Richard Sands will no longer receive given their transition out of their executive capacities (*see page 11 for further details on savings calculation*)
- **Governance profile better aligned to expectations of shareholders, shareholder advocacy groups and proxy advisors**
  - Shift to majority vote standard for director elections
  - Chair to be appointed annually by Board and rotation of the lead independent director position at the next available normal cycle opportunity
  - Anti-pledging policy covering shares beneficially owned by directors with an exception that steps downs over time for the Sands Family

(1) Based on June 29, 2022 share prices and ~185M shares outstanding (23.2M Class B shares outstanding). (2) The numerator for the purposes of the majority-of-minority vote standard was increased by the number of Class B Common Stock held by persons other than the Sands Family, resulting in a vote requirement of at least 50.3% of the shares of Class A Common Stock held by the Class A Stock shareholders unaffiliated with the Sands Family (as opposed to a simple majority vote requirement). (3) Contingent on shareholder approval of reclassification agreement. (4) Currently, Class A Stock shareholders are entitled to elect one-fourth of the number of directors, rounded up to the next number if the total number of directors to be elected is not evenly divisible by four. Sands Family will retain nomination rights for up to two directors contingent on their level of ownership.

Constellation Brands #WORTHREACHINGFOR | 5

ROBUST PROCESS TO EVALUATE THE PROPOSED RECLASSIFICATION Special Committee comprised of 4 highly experienced independent Directors unaffiliated with the Sands Family Robust Engaged expert financial and legal advisors to support the evaluation process Special Committee Convened together and with advisors on more than 20 occasions to evaluate the potential reclassification Process Heavily negotiated reclassification terms and governance improvements Reviewed the potential benefits of a reclassification, details of prior reclassification transactions, feedback from several of Constellation’s top shareholders, sell-side analyst reports and the potential governance improvements Fulsome Evaluated 29 relevant reclassification situations since year 2000 for companies with >$500M market cap Evaluation And Analyzed the potential value of the expected savings from reduced annual compensation for Robert and Richard Sands Analysis Reviewed the potential for shareholder value creation over time following the reclassification, including analysis by the Special Committee’s financial advisor, feedback from top shareholders and sell-side analyst commentary | 6

KEY FACTORS ANALYZED AS PART OF EVALUATION PROCESS ▪ Shareholder feedback supportive of a reclassification, but at a lower headline premium relative to Sands Family initial proposal Investment of a 1.35 Class B Stock to Class A Stock conversion ratio (implied 35% premium) Community ▪ Wall Street analysts broadly supportive and expect value creation over time following a reclassification through improved Feedback governance, widening the potential investor base and increased investor comfort regarding capital allocation plans ▪ Key shareholders and Wall Street analysts have indicated there may be potential for value creation Potential For ▪ Independent financial advisor analysis implies that Constellation may be trading at a discounted P/E multiple versus peers Stock Price / ▪ Removal of controlled-company structure and meaningful annual cost savings on compensation and benefits have the Multiple Uplift potential to result in increased value to holders of Class A Stock ▪ Reviewed the benefits and considerations of paying a premium in cash instead of stock Cash vs Stock – Included consideration of Sands Family potentially aiming to diversify its holdings in the near-to-medium-term Consideration – Sands Family remains a significant Class A holder following the transaction ▪ Identified opportunity to align important corporate governance practices with vast majority of other public companies and the stated policies of institutional shareholders, influential shareholder advocacy groups and proxy advisors Corporate – Many significant governance improvements were secured during negotiations in addition to collapsing the current high/low Governance vote stock capital structure to align voting power and economic ownership Changes ▪ Proxy Advisor Services (ISS & Glass Lewis) as well as major shareholder advocacy groups are universally supportive of one-share-one-vote structure | 7

ALIGNMENT OF VOTING AND ECONOMIC OWNERSHIP

Pre-Reclassification Share Class Structure & Sands Family Ownership



~16%
~60%
~84%
~40%
Economic %
Voting %(1)
Economic %
Voting %(1)
Sands Family
Other Shareholders

If Reclassification Agreement Approved



~16%
~16%
~84%
~84%
Economic %
Voting %
Economic %
Voting %
Sands Family
Other Shareholders

POTENTIAL FOR BROADER APPEAL OF CONSTELLATION STOCK TO A LARGER BASE OF INVESTORS

Constellation Brands

Note: Represents economic and voting power of Class A Stock and Class B Stock shares outstanding.
(1) Each share of Class A Stock is entitled to 1 vote and each share of Class B Stock is entitled to 10 votes when voting together as a single class prior to Reclassification.

#WORTHREACHINGFOR | 8

POTENTIAL FOR VALUE CREATION – WALL STREET ANALYST PERSPECTIVES

WALL STREET ANALYSTS BROADLY FAVORABLE ON RECLASSIFICATION AND SEE POTENTIAL BENEFITS TO STOCK PRICE

SELECT ANALYST COMMENTARY

COWEN

*"[The April 4] announcement **suggests a willingness to evolve the control of the company to public shareholders**, and should **de-risk [Constellation's] multiple,** which has been depressed on M&A speculation and frustration at the lack of investor influence on capital allocation decisions"*

Goldman Sachs

*"We believe this is a **positive catalyst for stock as it removes a key overhang**. If approved by the company's Board, the potential transaction could **attract additional investor interest** in the stock from those who prefer single-class structures"*

Morgan Stanley

*"We believe **investors would react favorably to [Constellation] consolidating into a single share class** ... we think some of the stock's valuation discount in our minds around capital allocation **concerns will be reduced,** and **higher valuation will probably offset EPS dilution** potential"*

CREDIT SUISSE

*"With de-classification, **strategic control will shift to Class A shareholders and major concerns around capital allocation should diminish**. We expect this to be attractive to long-only investors in particular."*

J.P.Morgan

*"We think shareholders will ultimately welcome the proposal, as it **better aligns [Constellation's] corporate governance** to better reflect the economic vs. voting power in exchange for ~4% EPS dilution and could also lead to a more independent board and **better capital allocation in the future**"*

RBC Capital Markets

*"We view the proposed removal of [Constellation] dual-class share structure favorably as it would remove the voting control of the Sands family and **alleviate concerns on capital allocation**... We believe **market concerns on capital allocation have been a major limiting factor for** [Constellation's] stock"*

Constellation Brands

Source: Analyst commentary from reports published following the public disclosure of the reclassification proposal in April 2022 (permission to use quotations neither sought nor obtained).

#WORTHREACHINGFOR | 9

POTENTIAL FOR VALUE CREATION – MULTIPLE EXPANSION

ANALYSES BASED ON PUBLICLY TRADED BEER, WINE AND SPIRITS COMPANIES IMPLIES THAT CONSTELLATION IS TRADING AT A DISCOUNT P/E MULTIPLE VERSUS PEERS BASED ON ITS GROWTH AND MARGIN PROFILE



Implied P/E Discount (Midpoint):
(2.7x)
(2.8x)
21.0x
24.7x
23.7x
22.6x
24.7x
23.8x
22.9x
Constellation P/E Multiple (June 29,2022)
Sum-Of-The-Parts Analysis
Regression Analysis(1)

Constellation Brands

Source: Company filings, Wall Street research and FactSet.
Note: P/E represents price / NTM EPS; P/E and analyses as of day prior to reclassification announcement (June 29, 2022).
(1) Based on regression analyses of NTM P/E multiple vs. expected revenue growth and NTM P/E multiple vs. operating margin across peer companies.

#WORTHREACHINGFOR | 10

POTENTIAL FOR VALUE CREATION – COMPENSATION SAVINGS

~$300M POST TAX VALUE FROM ELIMINATING EXECUTIVE COMPENSATION FOR ROBERT AND RICHARD SANDS

PRO FORMA VALUE OF POTENTIAL SAVINGS	
Estimated Total Annual Savings [1]	$15M - $20M
Midpoint Of Savings	$17.5M
(-) Taxes @ 20% Rate	$(3.5)M
After-Tax Annual Savings	**$14.0M**
Constellation NTM P/E Multiple	21.0x
Estimated Compensation Value	**~$300M**

- **Robert and Richard Sands will transition to non-executive, Board-only roles**
- **As a result, their compensation and benefits will be meaningfully reduced**
- **Robert Sands compensation to be in-line with other public company, non-executive Chair benchmarks**
- **Richard Sands compensation to be in-line with other non-executive directors at Constellation**

(1) Includes FY22 salary, stock / option awards and amounts earned under Annual Management Incentive Program for FY22, FY21 and FY20, Company contributions to 401(k) / Profit Sharing Plan, non-elective contributions under Non-Qualified Savings Plan and aggregate incremental cost of perquisites and personal benefits net of median peer based non-executive Chair and Director compensation and continued services including annual estimated costs for office space, security and transportation (excluding aviation). Does not account for payments to be made to Mr. Richard Sands and Mr. Robert Sands under their current employment agreements in connection with their retirements from their executive positions at the effective time of the Reclassification.

Constellation Brands #WORTHREACHINGFOR | 11

MEANINGFUL GOVERNANCE IMPROVEMENTS NEGOTIATED

	Special Committee Starting Position		Final Agreement		Sands Family Early Response
Executive Roles	Robert and Richard to retire from their executive roles	Unchanged →	Robert and Richard to retire from their executive roles	←	Agreed
Nomination Rights	2 Board seats if Sands hold ≥10% stake and 1 seat if ≥5% stake, expiring after 5 years	→	2 Board seats if Sands hold ≥10% stake and 1 seat if ≥5% stake; after 5 years, 1 seat if ≥5% stake	←	Indefinite rights for 2 Board seats if Sands hold ≥10% stake and 1 seat if ≥5% stake
Compensation	In-line with non-Exec. Chair and non-Exec. Director	Unchanged →	In-line with non-Exec. Chair and non-Exec. Director	←	Agreed
Pledging	Anti-pledging policy with exception for Sands at current levels; exception to expire after 5 years	→	Anti-pledging policy with exception for Sands for first 5 years at current levels, followed by a $3B cap after	←	Pledging permitted
Other Governance Changes	Majority vote standard; rotation of lead independent director	Unchanged →	Majority vote standard; rotation of lead independent director	←	Agreed

Constellation Brands #WORTHREACHINGFOR | 12

TRANSACTION PREMIUM WAS HEAVILY NEGOTIATED Sands Family Positions 35.0% 32.0% “Around Final Premium 30%” 29.0% 28.3% 28.0% (1) (2) 26.8% (1) 26.5% Special Committee 25.5% Positions 23.5% “Around 21.0% 20%” 18.0% 16.0% 5/17 5/24 5/31 6/14 6/24 6/25 Current 6/25 6/22 6/15 6/13 5/25 5/19 4/2 Source: Company filings and FactSet. (1) Proposal in aggregate cash dollar amount for Class B Stock. Premium percentage based on Class A Stock closing price on June 24, 2022. | 13 (2) Proposal in aggregate cash dollar amount for Class B Stock. Premium percentage based on Class A Stock closing price on June 29, 2022.

PRIOR SHARE RECLASSIFICATIONS REVIEWED ANALYZED 29 TOTAL RECLASSIFICATIONS SINCE YEAR 2000 WITH MARKET CAPITALIZATION OF >$500M AND IDENTIFIED 8 “FOCUS PRECEDENTS” “FOCUS PRECEDENTS” SELECTED FROM FAMILY / FOUNDER / PREMIUM RECLASSIFICATION TRANSACTIONS Company Date Market Capitalization ($bn) Premium Forest City Dec-16 $4.8 31% LAST 3 “FOCUS PRECEDENTS” Stewart Information Jan-16 0.8 35% AVERAGE Hubbell Aug-15 5.8 28% PREMIUM = 31% Aaron’s Inc. Sep-10 1.3 0% Sotheby’s Sep-05 1.1 19% Robert Mondavi Aug-04 0.6 17% CTE Apr-03 0.9 9% Reader’s Digest Oct-02 1.5 22% Mean ~20% Median ~21% Constellation Brands 26.5% Source: Company filings, Wall Street research and FactSet. Note: Excludes National Research in 2017, exchanged at 57% premium per high vote share (8.3% of market cap). The National Research high vote shares were entitled to 6x dividend of the low vote shares and the high vote shares historically traded at a significant premium to low vote shares (including at a 56% premium immediately | 14 prior to the announcement of the reclassification). Excludes Alberto-Culver in 2003 which was a 0% premium transaction. The Alberto-Culver Board had the right to convert the low vote shares into high vote shares at a one-for-one ratio.

EFFECTIVE CASH CONSIDERATION <3% PER SHARE, EFFECTIVE PREMIUM <20%

	Aggregate Cash Consideration	Per Class B Shares Outstanding		Per Total Shares Outstanding[1]	
		Per Share	Premium	Per Share	% Of Market Cap
Reclassification Agreement Cash Consideration	$1,500	$64.64	26.5%	$8.07	3.3%
Less: Compensation Reduction Savings	$(294) [2]	$(12.65)	(5.2%)	$(1.58)	(0.6%)
Cash Consideration, Net of Compensation Savings	$1,206	$51.99	21.3%	$6.49	2.7%
Less: Dilution to Class B Shareholders [3]	$(163)	(7.04)	(2.9%)		
Effective Cash Consideration Paid By Class A *(Net of Compensation Savings & Dilution to Class B)*	$1,043	$44.95	18.5%		

Source: Company filings, Wall Street research and FactSet. Note: U.S. Dollars in millions, except per share amounts.
(1) Based on ~185M total shares outstanding (including 23.2M Class B shares outstanding) and June 29, 2022 share prices. (2) Referenced on pages 5 and 11 as ~$300m value from savings associated with salary and certain benefits that Robert Sands and Richard Sands will no longer receive given their transition out of their executive capacities. Does not account for payments to be made to Mr. Richard Sands and Mr. Robert Sands under their current employment agreements in connection with their retirements from their executive positions at the effective time of the Reclassification. (3) Reconciliation for dilution calculation available on page 22.

Constellation Brands
#WORTHREACHINGFOR | 15

SUMMARY – KEY CHANGES FROM INITIAL PROPOSAL TO AGREEMENT INITIAL SANDS FAMILY PROPOSAL RECLASSIFICATION AGREEMENT ✓ Conversion of each share of Class B Stock into Class A Stock✓ Conversion of each share of Class B Stock into Class A Stock û 1.35 conversion ratio, implied 35% premium✓ 1:1 conversion ratio and holders of Class B Stock will also receive $64.64 in cash per share of Class B Stock, implying a 26.5% premium based on Class A Stock closing price on June 29, 2022 (day prior to agreement announcement) ✓ Robert Sands and Richard Sands to transition out of û No changes to Robert Sands or Richard Sands roles proposed executive roles into non-executive Board of Director roles ✓ Nomination rights to 2 Board seats if Sands Family hold ≥10% stake and 1 seat if ≥5% stake; after 5 years, 1 seat if ≥5% stake ✓ Shift to majority vote standard for uncontested director û No other governance changes proposed elections ✓ Chair to be appointed annually by Board ✓ Rotation of the lead independent director position on the Board at the next available normal cycle opportunity ✓ Implementation of anti-pledging policy with cap that steps down over time for the Sands Family | 16

BOARD RECOMMENDATION FOR SHAREHOLDERS THIS RECLASSIFICATION WILL BE PUT TO A VOTE AT A SPECIAL MEETING OF SHAREHOLDERS THE RECLASSIFICATION IS SUBJECT TO THE APPROVAL OF: (1) 50.3% OF THE ISSUED AND OUTSTANDING SHARES OF CLASS A STOCK (2) NOT HELD BY THE SANDS FAMILY, EXECUTIVE OFFICERS OF CONSTELLATION OR DIRECTORS THAT HOLD CLASS B STOCK A MAJORITY OF THE OUTSTANDING SHARES OF CLASS A STOCK AND CLASS B STOCK, VOTING TOGETHER AS A SINGLE CLASS A MAJORITY OF THE OUTSTANDING SHARES OF CLASS B STOCK THE BOARD UNANIMOUSLY RECOMMENDS YOU VOTE “FOR” THE PROPOSAL (1) The numerator for the purposes of the majority-of-minority vote standard was increased by the number of Class B Common Stock held by persons other than the Sands Family, resulting in a vote requirement of at least 50.3% of the shares of Class A Common Stock held by the Class A Stock shareholders | 17 unaffiliated with the Sands Family (as opposed to a simple majority vote requirement). (2) Any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

THANK YOU | 18

APPENDIX 1 ADDITIONAL DETAILS ON SPECIAL COMMITTEE, PRIOR SHARE RECLASSIFICATIONS & DILUTION TO CLASS B SHAREHOLDERS |

SPECIAL COMMITTEE COMPRISED OF INDEPENDENT, DISINTERESTED DIRECTORS ▪ Currently the Chief Legal Officer and Secretary of Colgate-▪ Currently an independent business consultant based in Palmolive Mexico City ▪ Prior roles include: ▪ Prior roles include: – SVP, General Counsel and Secretary of NCR Corporation – Advisor to the COFINECE (national council for the promotion of investment, employment and economic – VP, General Counsel and Secretary of Barnes & Noble growth) at the Office of the Chief of Staff of the ▪ Expertise in consumer product goods, mergers and President of Mexico acquisitions, regulatory compliance and corporate – CEO of Grupo Bepensa Jennifer Jose Manuel governance Daniels Madero – Various executive roles at Monsanto Company Garza ▪ Also currently a director of Newmont Corporation A director since 2018 A director ▪ Expertise in executive leadership, international business since 2019 matters, operations, finance and strategic planning ▪ Currently the Chairman of the Board of Primo Water ▪ Former President and CEO of Frontier Communications Corporation Corporation – Began his career with Frontier Communications ▪ Prior roles include: Corporation in 1990 and has held numerous positions – CEO and Executive Chairman of Primo Water Corporation of increasing responsibility within that company, – COO of AB InBev S.A. Belgium including President, CEO and COO – Various leadership positions at Guardian Media Group, ▪ Expertise in leadership, strategic planning, financial Bass Brewers, Trader Media Group, Hero AG, PepsiCo and reporting, the competitive environment, mergers and Jeremy S. G. Daniel J. Mars acquisitions and regulatory affairs Fowden McCarthy – Director of British American Tobacco ▪ Expertise in corporate governance, executive leadership, the A director A director beverage industry and international operations since 2010 since 2015 | 20

NUMEROUS PRIOR SHARE RECLASSIFICATIONS REVIEWED

ANALYZED 29 TOTAL RECLASSIFICATIONS SINCE YEAR 2000 WITH MARKET CAPITALIZATION OF >$500M AND IDENTIFIED 8 FOCUS PRECEDENTS (★ FOCUS PRECEDENT)

Family / Founder Prior Reclassifications

	Company	Year	Controlling Party	Controlling Party Ownership Before	Controlling Party Ownership After	Controlling Party Vote Before	Controlling Party Vote After	Control Change (Vote After Below 50%)	Premium
	National Research	2017	Family/Founder	14%	14%	94%	14% (↓)	Yes	57%
★	Forest City	2016	Family/Founder	7%	9% (↑)	44%	9% (↓)	Yes	31%
★	Stewart Information	2016	Family/Founder	4%	4%	4%*	4%	Yes	35%
★	Hubbell	2015	Family/Founder	12%	12%	74%	12% (↓)	Yes	28%
★	Aaron's Inc.	2010	Family/Founder	14%	14%	100%	14% (↓)	Yes	
★	Sotheby's	2005	Family/Founder	22%	12% (↓)	62%	12% (↓)	Yes	19%
★	Robert Mondavi	2004	Family/Founder	36%	40% (↑)	85%	40% (↓)	Yes	17%
	Alberto-Culver	2003	Family/Founder	55%	55%	92%	55% (↓)		
★	Reader's Digest	2002	Family/Founder	12%	15% (↑)	100%	15% (↓)	Yes	22%
	Mean			14%	14%	85%	14%		22%
	Median			20%	20%	73%	20%		23%

LAST 3 FOCUS PRECEDENT AVERAGE: 31%

Other Non-Family / Founder Prior Reclassifications

	Company	Year	Controlling Party	Controlling Party Ownership Before	Controlling Party Ownership After	Controlling Party Vote Before	Controlling Party Vote After	Control Change (Vote After Below 50%)	Premium
	VMWare	2021	Other	73%	73%	96%	73% (↓)		
	Victory Capital	2021	Other	76%	76%	97%	76% (↓)		
	Snowflake	2021	Other	82%	82%	98%	82% (↓)		
	SunPower	2011	Other	42%	42%	85%	42% (↓)	Yes	
	Chipotle	2009	Other	52%	52%	92%	52% (↓)		
	Mueller Water	2009	Other	74%	74%	96%	74% (↓)		
	Time Warner Cable	2008	Other	8%	8%	45%	8% (↓)	Yes	
	Triarc Companies	2008	Other	31%	31%	82%	31% (↓)	Yes	
	Eagle Materials	2006	Other	48%	48%	48%	48%		
	GameStop	2006	Other	39%	39%	87%	39% (↓)	Yes	
	Curtiss	2005	Other	41%	41%	41%	41%		
	Gartner Inc.	2005	Other	20%	20%	20%*	20%		
	Agere Systems	2004	Other	52%	52%	52%	52%		
★	CTE	2003	Other	9%	9%	58%	9% (↓)	Yes	9%
	FECI	2003	Other	54%	54%	54%	54%		
	Freeport-McMoran	2002	Other	61%	61%	61%	61%		
	Conoco	2001	Other	70%	70%	92%	70% (↓)		
	Raytheon	2001	Other	70%	70%	70%	70%		
	SAP	2001	Other	58%	58%	100%	58% (↓)		
	Waddell Reed	2000	Other	48%	48%	82%	48% (↓)	Yes	

CONTROLLING SHAREHOLDER MAINTAINED EFFECTIVE / NEGATIVE CONTROL IN MANY SITUATIONS

Source: Company filings, Wall Street research and FactSet.
Note: Focus precedents excludes National Research in 2017, exchanged at 57% premium per high vote share (8.3% of market cap). The National Research high vote shares were entitled to 6x dividend of the low vote shares and the high vote shares historically traded at a significant premium to low vote shares (including at a 56% premium immediately prior to the announcement of the reclassification). Focus precedents excludes Alberto-Culver in 2003 which was a 0% premium transaction. The Alberto-Culver Board had the right to convert the low vote shares into high vote shares at a one-for-one ratio.
* Stewart, Class B elected 4 of 9 directors and required at least 1 yes vote from Class B director for any Board action. Gartner, Class B was able to elect 8 of 10 directors.

Constellation Brands #WORTHREACHINGFOR | 21

DILUTION TO CLASS B SHAREHOLDERS CALCULATION

Class A Share Price (6/29)	**$243.63**
Enterprise Value	**$55,511**
(Less:) Net Debt	$(10,210)
(Less:) Premium (Net of Compensation Savings)	$(1,206)
Pro Forma Equity Value	**$44,095**
Pro Forma Diluted Shares Outstanding	185.9
Pro Forma Share Price	**$237.22**
Share Price Dilution ($/share)	*$(6.41)*
Reclassification Agreement Cash Consideration	$1,500
(Less:) Compensation Reduction Savings (*per page 11*)	$(294)
Cash Consideration, Net of Compensation Savings	$1,206
(Less:) Dilution to Class B Shareholders	**$(163)**
Effective Cash Consideration Paid By Class A (Net of Compensation Savings & Dilution to Class B)	$1,043

Premium paid in cash will reduce the pro forma equity value due to incremental debt / cash used

Class B shareholders receive Class A shares, which are impacted by dilution from the premium

Dilution to Class B shareholders calculated as the difference in pro forma share price and current share price, multiplied by Class B shares outstanding ($243.63 – $237.22) x 25.5M shares[(1)] = $163M (Portion of the cash consideration effectively funded by Class B shareholders)

Source: Company filings, Wall Street research and FactSet.
Note: U.S. Dollars in millions, except per share amounts.
(1) Includes Class B and Class 1 shares.

Constellation Brands #WORTHREACHINGFOR | 22

APPENDIX 2 DISCLAIMERS, DEFINED TERMS & ADDITIONAL FINANCIAL INFORMATION |

FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements that are based on certain assumptions, estimates, expectations, plans, analyses, and opinions made by management in light of their experience and perception of historical trends, current conditions, and expected future developments, as well as other factors management believes are appropriate in the circumstances. These forward-looking statements are subject to various risks and uncertainties, many of which are beyond our or Canopy’s control, and which could cause actual results to differ materially from those set forth in, or implied by, such forward- looking statements. When used in this presentation, words such as “anticipate,” “intend,” “expect,” “plan,” “continue,” ”estimate,” “exceed,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “exploring,” “scheduled,” “implementing,” “could,” “might,” “should,” “believe,” and similar words or expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. Although we believe that the estimates, expectations, plans, and timetables reflected in the forward-looking statements are reasonable, they may vary from management’s current estimates, expectations, plans, and timetables, and we can give no assurance that such estimates, expectations, plans, and timetables will prove to be correct, as actual results and future events and timetables could differ materially from those anticipated in such statements. Information provided in this presentation is necessarily summarized and may not contain all available material information. All statements other than statements of historical fact in this presentation may be forward-looking statements, including without limitation statements regarding or applicable to failure to receive the requisite approvals of our stockholders necessary to achieve the Reclassification, any other delays with respect to, or the failure to complete, the Reclassification, the ultimate outcome of any litigation matter related to the Reclassification, the ability to recognize the anticipated benefits of the Reclassification, our ability to execute successfully our strategic plans, and the effect of the announcement or the consummation of the Reclassification on the market price of our capital stock; our business strategy, future operations, innovation strategy and new products, future financial position and liquidity, future net sales, expected volume, inventory, and depletion trends, future marketing spend, long-term financial model, future effective tax rates and anticipated tax liabilities, access to capital markets, and prospects, plans, and objectives of management; anticipated inflationary pressures and our responses thereto as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, such as repercussions from the recent conflict in Ukraine; our ESG strategy, corporate social responsibility and sustainability initiatives, environmental stewardship targets, and human capital and DEI objectives, goals, and priorities; the potential impact to supply, production levels, and costs due to global supply chain constraints, transportation, wildfires, and severe weather events; expected or potential actions of third parties, including possible changes to laws, rules, regulations, international trade agreements, tariffs, taxes, other governmental rules or regulations, or other action by regulatory and governmental agencies or other third parties; the future expected balance of supply and demand for and inventory levels of our products; the refinement and optimization of our wine and spirits portfolio; the availability of a supply chain finance program; potential amounts of contingent consideration, if any, received in the divestitures of a portion of our wine and spirits business; the manner, timing, and duration of our share repurchase program and source of funds for share repurchases; the amount and timing of future dividends; our beer expansion, optimization, and/or construction activities, including anticipated scope, capacity, costs, capital expenditures, timeframes for completion, discussions with government officials in Mexico, and potential future impairment of non-recoverable brewery construction assets and other costs and expenses; future beer business capacity; future, target, or expected growth and growth drivers, shareholder value creation, cash flows, gross profit, gross margin, operating margin, EBIT, leverage ratios, including debt leverage ratio and net debt to LTM EBITDA ratios, and depreciation; distribution opportunities; strategic business initiatives; financial metrics; expected operating performance; demographic shifts; our activities surrounding our investment in Canopy; Canopy’s expectations and outlook; triggering events for and the potential impact of Canopy Strategic Transactions; the timing and source of funds for operating activities and exercises of outstanding Canopy warrants by Constellation, if any, and any potential consolidation; a potential future impairment of our investment in Canopy; our future ownership level in Canopy and our future share of Canopy’s reported earnings and losses; the anticipated availability of water, agricultural and other raw materials, and packaging materials; future global economic, market, or other regulatory conditions; unanticipated environmental liabilities and costs; timing of accounting elections or assertions or changes in accounting elections, assertions, or standards; changes in interest rates and foreign exchange rates; the actions of competitors; consumer preferences and trends; the anticipated effects and benefits of our investment in Canopy and potential benefits to Canopy; the ability of Canopy to grow its business, operations, and activities; potential impacts on Canopy’s growth prospects; potential opportunities in the Canadian, U.S., and global cannabis markets, including for growth in sales, supply, revenue, cultivation, and processing; the potential for future form factors and product development; the availability or benefit of Canopy’s existing contractual relationships; the ability of Canopy to achieve market scale; future Canopy revenue run rate and expected timing; Canopy’s future outstanding share capital; the abilities of management of Canopy and composition of Canopy’s management team; total addressable market, potential future profitability, market shares, and operating margins to be achieved in CBD, medical, and recreational cannabis markets; product development; clinical trial work; current and future acquisition, disposition, and investment activities; Canopy’s potential repurchase of its shares issuable following the triggering event of its potential future transaction with Acreage; cannabis legalization; the ability of our divisions to grow their businesses, operations, and activities; potential opportunities in the U.S. and global wine and spirits markets and the U.S. beer market; capital allocation priorities and commitments; and the potential for future product development and ability to maintain market scale. | 24

FORWARD-LOOKING STATEMENTS (CONT.) In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this presentation are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the Reclassification; any other delays with respect to, or the failure to complete, the Reclassification; the ultimate outcome of any litigation matter related to the Reclassification; the ability to recognize the anticipated benefits of the reclassification; the effect of the announcement or the consummation of the Reclassification on the market price of the capital stock of Constellation; water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers; the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices, and unfavorable global or regional economic conditions, including economic slowdown or recession; the actual impact to supply, production levels, and costs from global supply chain constraints, transportation challenges, wildfires, and severe weather events, due to, among other reasons, actual supply chain and transportation performance and the actual severity and geographical reach of wildfires and severe weather events; the actual balance of supply and demand for our products and percentage of our portfolio distributed through any particular distributor due to, among other reasons, actual raw material and water supply, actual shipments to distributors, and actual consumer demand; the actual demand, net sales, channel proportions, and volume trends for our products due to, among other reasons, actual shipments to distributors and actual consumer demand; beer operations expansion, optimization, and/or construction activities, scope, capacity, costs (including impairments), capital expenditures, and timing due to, among other reasons, market conditions, our cash and debt position, receipt of required regulatory approvals by the expected dates and on the expected terms, results of discussions with government officials in Mexico, the actual amount of non-recoverable brewery construction assets and other costs and expenses, and other factors as determined by management; the duration and impact of the COVID-19 pandemic, including but not limited to the impact and severity of new variants, vaccine efficacy and immunization rates, the closure of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions, and the increase in cyber-security attacks that have occurred while non- production employees work remotely; the impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cyber- security; the amount, timing, and source of funds for any share repurchases or future exercises of Canopy warrants by Constellation, if any, due to market conditions, our cash and debt position, the impact of the beer operations expansion, optimization, and/or construction activities; the impact of our investment in Canopy; and other factors as determined by management from time to time; the amount and timing of future Constellation dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings; the fair value of our investment in Canopy due to market and economic conditions in Canopy’s markets and business locations; the accuracy of management’s projections relating to the Canopy investment due to Canopy’s actual results and market and economic conditions; the timeframe and amount of any potential future impairment of our investment in Canopy if our expectations about Canopy’s prospective results and cash flows decline which could be influenced by various factors including adverse market conditions or if Canopy records a significant impairment of goodwill or intangible assets or other long-lived assets, makes significant asset sales, or has changes in senior management; the amount of contingent consideration, if any, received in the divestiture of a portion of our wine and spirits business which will depend on actual future brand performance; the expected impacts of wine and spirits portfolio refinement activities; purchase accounting with respect to any transaction, or the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; any impact of U.S. federal laws on Canopy Strategic Transactions or upon the implementation of such Canopy Strategic Transactions, or the impact of any Canopy Strategic Transaction upon our future ownership level in Canopy or our future share of Canopy’s reported earnings and losses; our ability to achieve and timeframes for achieving expected target debt leverage ratios and net debt to LTM EBITDA ratios, cash flows, operating margin, earnings, and other financial metrics due to market conditions and actual financial performance; the accuracy of supply projections; receipt of any necessary regulatory approvals; risks relating to the cannabis industry, including legalization, the demand for cannabis products, and operational risks inherent in the conduct of cannabis activities; the risk of delays or increased costs associated Canopy; expected benefits of our investment in Canopy that may not materialize in the manner or timeframe expected or at all; operating and financial risks related to managing future growth; risks relating to competition in our industry or in the cannabis industry; financing, market, economic, regulatory, and environmental risks; risks relating to global financial conditions; reliance on key personnel; increases in capital or operating costs; changes to international trade agreements or tariffs; any incremental contingent consideration payment paid; accuracy of all projections, including those associated with previously announced acquisitions, investments, and divestitures as well as others associated with Canopy; accuracy of forecasts relating to joint venture businesses; the actual amount and timing of cost reductions based on management’s final plans; and other factors and uncertainties disclosed from time to time in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended February 28, 2022, our Quarterly Report on Form 10-Q for the quarter ended May 31, 2022, and the Registration Statement on Form S-4, as amended from time to time. Forward-looking statements are made as of August 1, 2022, and Constellation does not intend and expressly disclaims any obligation to update or revise the forward-looking information contained in this presentation, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. | 25

DISCLAIMERS, USE OF NON-GAAP FINANCIAL MEASURES, AND CAUTION REGARDING OUTDATED MATERIAL Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Constellation has filed with the SEC a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus in connection with the proposed reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC (INCLUDING, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WHEN FILED WILL CONTAIN, IMPORTANT INFORMATION. Stockholders can obtain a free copy of the preliminary proxy statement/prospectus (and the definitive proxy statement/prospectus, when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com. Participants in the Solicitation The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from stockholders in connection with the proposed transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus described above. Additional information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders held on July 19, 2022, which was filed with the SEC on June 2, 2022, Constellation’s Current Report on Form 8-K filed with the SEC on July 22, 2022, and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the preliminary proxy statement/prospectus. Use of Non-GAAP Financial Measures, Disclaimers, and Caution Regarding Outdated Material This presentation may contain non-GAAP financial measures. These measures, the purposes for which management uses them, why management believes they are useful to investors, and a reconciliation to the most directly comparable GAAP financial measures can be found in the appendix of this presentation. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability. Non-GAAP financial measures are also referred to as being presented on a comparable or organic basis. The notes offered under Constellation’s commercial paper program have not been and will not be registered under the Securities Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Constellation’s notes under the commercial paper program. Unless otherwise indicated, the information presented is as of August 1, 2022. Thereafter, it should be considered historical and not subject to further update by Constellation. | 26

DEFINED TERMS Unless the context otherwise requires, the terms “Company,” “Constellation”, “CBI,” STZ, “we,” “our,” or “us” refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this presentation that are specific to us or are abbreviations that may not be commonly known or used. Term Meaning $ U.S. dollars Acreage Acreage Holdings, Inc. Canopy Canopy Growth Corporation CBD Cannabidol, an active ingredient in cannabis Class A Stock Class A Common Stock, par value $0.01 per share, of the Company Class B Stock Class B Common Stock, par value $0.01 per share, of the Company DEI Diversity, equity and inclusion EBIT Earnings before interest and taxes EBITDA Earnings before interest, taxes, depreciation, and amortization EIE Equity in earnings EPS Earnings per share ESG Environmental, social, and governance Exchange Act Securities Exchange Act of 1934, as amended Free cash flow Net cash provided by operating activities less purchases of property, plant, and equipment FY Fiscal year GAAP General accepted accounting principles in the U.S. HL Hectoliters LTM Last 12 months Mainstream Vodka Vodka that sells above $11.00 per bottle at retail NTM Next twelve months P/E Price to earnings Plan to reclassify our common stock to eliminate our existing Class B Common Stock pursuant to the terms and conditions of Reclassification the reclassification agreement, dated June 30, 2022, among the Company and the members of the Sands Family Sands Family Messrs. Robert and Richard Sands and other members of their extended family and related entities SEC Securities and Exchange Commission Securities Act Securities Act of 1933, as amended TSR Total shareholder returns U.S. United States of America | 27

COMPARABLE MEASURES (NON-GAAP) Comparable measures are provided because management uses this information in evaluating the results of the core operations of the Company and/or internal goal setting. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. As such, the following items, when appropriate, are excluded from comparable results: Acquisitions, Divestitures, and Related Costs Acquisitions, divestitures, and related costs includes transaction and associated costs in connection with pending and completed acquisitions, investments, and divestitures. In addition, in connection with acquisitions, the allocation of purchase price in excess of book value for certain inventory on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired company prior to acquisition. For inventory produced and sold after the acquisition date, the related manufacturer’s profit accrues to the Company. Restructuring and Other Strategic Business Development Costs Restructuring and other strategic business development costs consist primarily of costs recognized by the Company in connection with certain activities which are intended to simplify, streamline, or increase efficiencies. These costs include restructuring charges, such as employee termination benefit costs, contract termination costs, costs to consolidate or close facilities and relocate employees, and other costs which are not reflective of the core operations of the Company related to strategic business development initiatives. | 28

COMPARABLE MEASURES (NON-GAAP) Other Other includes items that are not specifically related to acquisitions and divestitures or restructuring and other strategic business development costs (e.g. unrealized net (gain) loss on securities measured at fair value, loss on extinguishment of debt, impairment of assets, loss on contract termination, and net (gain) loss from the mark to fair value of undesignated commodity derivative contracts prior to settlement). Comparable Basis Earnings before Interest and Taxes ( Comparable Basis EBIT ), as used by the Company, means net income (loss) attributable to CBI plus (i) net income (loss) attributable to noncontrolling interests, (ii) provision for (benefit from) income taxes, and (iii) interest expense, all on a comparable basis. Comparable Basis EBIT is considered a performance measure and the Company considers net income (loss) attributable to CBI the most comparable GAAP measure. Comparable Basis EBIT is used by management in evaluating the results of the core operations of the Company including, the results of its equity method investments. In addition, the Company believes this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. The Company has disclosed its debt to Earnings before Interest, Taxes, Depreciation, and Amortization ( EBITDA ) ratio and net debt to EBITDA ratio. These are non-GAAP financial measures that management believes are of interest to investors and lenders in relation to the Company's overall capital structure and its ability to borrow additional funds. The Company considers EBITDA a measure of liquidity and considers net cash provided by operating activities the most comparable GAAP measure. Free cash flow as used by the Company means the Company's net cash flow from operating activities prepared in accordance with GAAP less capital expenditures for property, plant, and equipment. Free cash flow is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP. | 29

REPORTED STATEMENT OF OPERATIONS (GAAP)

(in millions, except share and per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Net sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Cost of product sold	(3,767.8)	(4,035.7)	(4,191.6)	(4,148.9)	(907.2)	(1,141.4)	(1,094.9)	(969.9)	(4,113.4)	**(1,108.2)**
Gross profit	3,812.5	4,080.3	4,151.9	4,466.0	1,119.3	1,229.7	1,225.7	1,132.6	4,707.3	**1,255.0**
Selling, general, and administrative expenses [(1)]	(1,532.7)	(1,668.1)	(1,621.8)	(1,665.1)	(380.9)	(489.8)	(385.8)	(454.9)	(1,711.4)	**(438.6)**
Impairment of brewery construction in progress	-	-	-	-	(665.9)	-	-	-	(665.9)	**-**
Impairment of assets held for sale	-	-	(449.7)	(24.0)	-	-	-	-	-	**-**
Gain (loss) on sale of business	-	-	74.1	14.2	2.6	(0.7)	-	(0.2)	1.7	**-**
Operating income (loss)	2,279.8	2,412.2	2,154.5	2,791.1	75.1	739.2	839.9	677.5	2,331.7	**816.4**
Income (loss) from unconsolidated investments	487.2	2,101.6	(2,668.6)	150.3	(899.2)	(470.8)	(171.8)	(93.7)	(1,635.5)	**(187.9)**
Interest expense	(332.0)	(367.1)	(428.7)	(385.7)	(86.7)	(95.8)	(88.0)	(85.9)	(356.4)	**(88.5)**
Loss on extinguishment of debt	(97.0)	(1.7)	(2.4)	(12.8)	-	(29.4)	-	-	(29.4)	**(15.3)**
Income (loss) before income taxes	2,338.0	4,145.0	(945.2)	2,542.9	(910.8)	143.2	580.1	497.9	310.4	**524.7**
(Provision for) benefit from income taxes	(22.7)	(685.9)	966.6	(511.1)	13.5	(131.3)	(99.3)	(92.3)	(309.4)	**(125.4)**
Net income (loss)	2,315.3	3,459.1	21.4	2,031.8	(897.3)	11.9	480.8	405.6	1.0	**399.3**
Net (income) loss attributable to noncontrolling interests	(11.9)	(23.2)	(33.2)	(33.8)	(10.8)	(10.4)	(10.0)	(10.2)	(41.4)	**(9.8)**
Net income (loss) attributable to CBI	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (908.1)	$ 1.5	$ 470.8	$ 395.4	$ (40.4)	**$ 389.5**
Diluted net income (loss) per common share attributable to CBI	$ 11.47	$ 17.57	$ (0.07)	$ 10.23	$ (4.74)	$ 0.01	$ 2.48	$ 2.07	$ (0.22)	**$ 2.06**
Diluted weighted average common shares outstanding	200.745	195.532	168.329	195.308	170.602	192.530	189.939	190.685	167.431	**189.333**
Cash dividends declared per common share:										
Class A Common Stock	$ 2.08	$ 2.96	$ 3.00	$ 3.00	$ 0.76	$ 0.76	$ 0.76	$ 0.76	$ 3.04	**$ 0.80**
Class B Convertible Common Stock	$ 1.88	$ 2.68	$ 2.72	$ 2.72	$ 0.69	$ 0.69	$ 0.69	$ 0.69	$ 2.76	**$ 0.72**
Effective tax rate	1.0%	16.5%	102.3%	20.1%	1.5%	91.7%	17.1%	18.5%	99.7%	**23.9%**
Items as a percent of net sales:										
Cost of product sold	49.7%	49.7%	50.2%	48.2%	44.8%	48.1%	47.2%	46.1%	46.6%	**46.9%**
Gross profit	50.3%	50.3%	49.8%	51.8%	55.2%	51.9%	52.8%	53.9%	53.4%	**53.1%**
Selling, general, and administrative expenses	20.2%	20.6%	19.4%	19.3%	18.8%	20.7%	16.6%	21.6%	19.4%	**18.6%**
Operating income (loss)	30.1%	29.7%	25.8%	32.4%	3.7%	31.2%	36.2%	32.2%	26.4%	**34.5%**

(1) Includes impairment of intangible assets of $86.8 million for the year ended February 28, 2018.

Constellation Brands #WORTHREACHINGFOR | 30

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(in millions, except per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Net Sales										
Reported Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Comparable Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Cost of Product Sold										
Reported Cost of Product Sold	$ (3,767.8)	$ (4,035.7)	$ (4,191.6)	$ (4,148.9)	$ (907.2)	$ (1,141.4)	$ (1,094.9)	$ (969.9)	$ (4,113.4)	**$ (1,108.2)**
Acquisitions, Divestitures, and Related Costs	18.7	4.9	1.5	0.4	-	(0.1)	0.1	0.1	0.1	**1.0**
Restructuring and Other Strategic Business Development Costs	-	8.9	132.1	29.9	2.6	-	-	-	2.6	**-**
Other	9.4	16.1	28.7	21.3	(20.7)	(15.1)	1.9	(51.2)	(85.1)	**(25.4)**
Comparable Cost of Product Sold	$ (3,739.7)	$ (4,005.8)	$ (4,029.3)	$ (4,097.3)	$ (925.3)	$ (1,156.6)	$ (1,092.9)	$ (1,021.0)	$ (4,195.8)	**$ (1,132.6)**
Gross Profit										
Reported Gross Profit	$ 3,812.5	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 1,119.3	$ 1,229.7	$ 1,225.7	$ 1,132.6	$ 4,707.3	**$ 1,255.0**
Acquisitions, Divestitures, and Related Costs	18.7	4.9	1.5	0.4	-	(0.1)	0.1	0.1	0.1	**1.0**
Restructuring and Other Strategic Business Development Costs	-	8.9	132.1	29.9	2.6	-	-	-	2.6	**-**
Other	9.4	16.1	28.7	21.3	(20.7)	(15.1)	1.9	(51.2)	(85.1)	**(25.4)**
Comparable Gross Profit	$ 3,840.6	$ 4,110.2	$ 4,314.2	$ 4,517.6	$ 1,101.2	$ 1,214.5	$ 1,227.7	$ 1,081.5	$ 4,624.9	**$ 1,230.6**
Selling, General, and Administrative Expenses										
Reported Selling, General, and Administrative Expenses	$ (1,532.7)	$ (1,668.1)	$ (1,621.8)	$ (1,665.1)	$ (380.9)	$ (489.8)	$ (385.8)	$ (454.9)	$ (1,711.4)	**$ (438.6)**
Acquisitions, Divestitures, and Related Costs [(1)]	11.3	34.1	(8.5)	6.3	1.6	4.9	(7.5)	8.1	7.1	**(1.6)**
Restructuring and Other Strategic Business Development Costs	14.0	17.1	25.3	23.9	0.9	(0.8)	(0.2)	(0.5)	(0.6)	**1.4**
Other	135.3	122.9	23.2	5.4	-	1.5	(10.4)	24.7	15.8	**0.7**
Comparable Selling, General, and Administrative Expenses	$ (1,372.1)	$ (1,494.0)	$ (1,581.8)	$ (1,629.5)	$ (378.4)	$ (484.2)	$ (403.9)	$ (422.6)	$ (1,689.1)	**$ (438.1)**
Impairment of Brewery Construction in Progress										
Reported Impairment of Brewery Construction in Progress	$ -	$ -	$ -	$ -	$ (665.9)	$ -	$ -	$ -	$ (665.9)	**$ -**
Other	-	-	-	-	665.9	-	-	-	665.9	**-**
Comparable Impairment of Brewery Construction in Progress	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Impairment of Assets Held for Sale										
Reported Impairment of Assets Held for Sale	$ -	$ -	$ (449.7)	$ (24.0)	$ -	$ -	$ -	$ -	$ -	**$ -**
Restructuring and Other Strategic Business Development Costs	-	-	449.7	24.0	-	-	-	-	-	**-**
Comparable Impairment of Assets Held for Sale	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Gain (Loss) on Sale of Business										
Reported Gain (Loss) on Sale of Business	$ -	$ -	$ 74.1	$ 14.2	$ 2.6	$ (0.7)	$ -	$ (0.2)	$ 1.7	**$ -**
Acquisitions, Divestitures, and Related Costs	-	-	(74.1)	(14.2)	(2.6)	0.7	-	0.2	(1.7)	**-**
Comparable Gain (Loss) on Sale of Business	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**

Constellation Brands
#WORTHREACHINGFOR | 31

RECONCILIATION OF REPORTED AND COMPARABLE NON-GAAP INFORMATION

(in millions, except per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Operating Income (Loss)										
Reported Operating Income (Loss)	$ 2,279.8	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 75.1	$ 739.2	$ 839.9	$ 677.5	$ 2,331.7	$ **816.4**
Acquisitions, Divestitures, and Related Costs	30.0	39.0	(81.1)	(7.5)	(1.0)	5.5	(7.4)	8.4	5.5	**(0.6)**
Restructuring and Other Strategic Business Development Costs	14.0	26.0	607.1	77.8	3.5	(0.8)	(0.2)	(0.5)	2.0	**1.4**
Other	144.7	139.0	51.9	26.7	645.2	(13.6)	(8.5)	(26.5)	596.6	**(24.7)**
Comparable Operating Income (Loss)	$ 2,468.5	$ 2,616.2	$ 2,732.4	$ 2,888.1	$ 722.8	$ 730.3	$ 823.8	$ 658.9	$ 2,935.8	$ **792.5**
Income (Loss) from Unconsolidated Investments										
Reported Income (Loss) from Unconsolidated Investments	$ 487.2	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (899.2)	$ (470.8)	$ (171.8)	$ (93.7)	$ (1,635.5)	$ **(187.9)**
Acquisitions, Divestitures, and Related Costs	-	(95.9)	29.9	2.8	1.6	1.7	0.7	(50.5)	(46.5)	**0.4**
Restructuring and Other Strategic Business Development Costs	-	-	-	359.6	24.6	45.4	0.7	11.7	82.4	**100.9**
Other	(452.6)	(1,989.0)	2,450.2	(627.6)	829.4	392.5	134.1	96.3	1,452.3	**34.1**
Comparable Income (Loss) from Unconsolidated Investments	$ 34.6	$ 16.7	$ (188.5)	$ (114.9)	$ (43.6)	$ (31.2)	$ (36.3)	$ (36.2)	$ (147.3)	$ **(52.5)**
Interest Expense										
Reported Interest Expense	$ (332.0)	$ (367.1)	$ (428.7)	$ (385.7)	$ (86.7)	$ (95.8)	$ (88.0)	$ (85.9)	$ (356.4)	$ **(88.5)**
Acquisitions, Divestitures, and Related Costs	-	(20.1)	-	-	-	-	-	-	-	**-**
Comparable Interest Expense	$ (332.0)	$ (387.2)	$ (428.7)	$ (385.7)	$ (86.7)	$ (95.8)	$ (88.0)	$ (85.9)	$ (356.4)	$ **(88.5)**
Loss on Extinguishment of Debt										
Reported Loss on Extinguishment of Debt	$ (97.0)	$ (1.7)	$ (2.4)	$ (12.8)	$ -	$ (29.4)	$ -	$ -	$ (29.4)	$ **(15.3)**
Other	97.0	1.7	2.4	12.8	-	29.4	-	-	29.4	**15.3**
Comparable Loss on Extinguishment of Debt	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ **-**
(Provision For) Benefit From Income Taxes										
Reported (Provision For) Benefit From Income Taxes	$ (22.7)	$ (685.9)	$ 966.6	$ (511.1)	$ 13.5	$ (131.3)	$ (99.3)	$ (92.3)	$ (309.4)	$ **(125.4)**
Acquisitions, Divestitures, and Related Costs	(9.6)	(9.4)	(24.8)	27.2	0.2	(4.5)	(1.5)	1.4	(4.4)	**(1.0)**
Restructuring and Other Strategic Business Development Costs	(4.9)	(6.5)	(139.3)	(99.4)	(1.8)	(1.6)	0.1	(19.3)	(22.6)	**(4.2)**
Other	(376.1)	294.5	(1,106.6)	176.1	(136.5)	3.4	3.3	35.3	(94.5)	**(7.3)**
Comparable (Provision For) Benefit From Income Taxes	$ (413.3)	$ (407.3)	$ (304.1)	$ (407.2)	$ (124.6)	$ (134.0)	$ (97.4)	$ (74.9)	$ (430.9)	$ **(137.9)**
Net (Income) Loss Attributable to Noncontrolling Interests										
Reported Net (Income) Loss Attributable to Noncontrolling Interests	$ (11.9)	$ (23.2)	$ (33.2)	$ (33.8)	$ (10.8)	$ (10.4)	$ (10.0)	$ (10.2)	$ (41.4)	$ **(9.8)**
Comparable Net (Income) Loss Attributable to Noncontrolling Interests	$ (11.9)	$ (23.2)	$ (33.2)	$ (33.8)	$ (10.8)	$ (10.4)	$ (10.0)	$ (10.2)	$ (41.4)	$ **(9.8)**
Net Income (Loss) Attributable to CBI										
Reported Net Income (Loss) Attributable to CBI	$ 2,303.4	$ 3,435.9	$ (11.8)	$ 1,998.0	$ (908.1)	$ 1.5	$ 470.8	$ 395.4	$ (40.4)	$ **389.5**
Acquisitions, Divestitures, and Related Costs	20.4	(86.4)	(76.0)	22.5	0.8	2.7	(8.2)	(40.7)	(45.4)	**(1.2)**
Restructuring and Other Strategic Business Development Costs	9.1	19.5	467.8	338.0	26.3	43.0	0.6	(8.1)	61.8	**98.1**
Other	(587.0)	(1,553.8)	1,397.9	(412.0)	1,338.1	411.7	128.9	105.1	1,983.8	**17.4**
Comparable Net Income (Loss) Attributable to CBI	$ 1,745.9	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 457.1	$ 458.9	$ 592.1	$ 451.7	$ 1,959.8	$ **503.8**
Diluted Net Income (Loss) Per Common Share Attributable to CBI										
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI	$ 11.47	$ 17.57	$ (0.07)	$ 10.23	$ (4.74)	$ 0.01	$ 2.48	$ 2.07	$ (0.22)	$ **2.06**
Acquisitions, Divestitures, and Related Costs [1]	0.10	(0.44)	(0.39)	0.12	-	0.01	(0.04)	(0.21)	(0.24)	**(0.01)**
Restructuring and Other Strategic Business Development Costs [1]	0.05	0.10	2.40	1.73	0.13	0.22	-	(0.04)	0.32	**0.52**
Other [1]	(2.92)	(7.95)	7.17	(2.11)	6.83	2.14	0.68	0.55	10.32	**0.09**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI [1][2]	8.70	9.28	$ 9.12	$ 9.97	$ 2.33	$ 2.38	$ 3.12	$ 2.37	$ 10.20	$ **2.66**
Diluted weighted average common shares outstanding	200.745	195.532	194.881	195.308	195.883	192.530	189.939	190.685	192.222	189.333

(1) May not sum due to rounding as each item is computed independently.

(2) Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI may not sum as comparable amounts are calculated on a fully diluted basis and Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI may be calculated excluding issuable shares if the effect of including these would have been anti-dilutive.

Constellation Brands

#WORTHREACHINGFOR | 32

COMPARABLE STATEMENTS OF OPERATIONS (NON-GAAP)

(in millions, except share and per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Net sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Cost of product sold	(3,739.7)	(4,005.8)	(4,029.3)	(4,097.3)	(925.3)	(1,156.6)	(1,092.9)	(1,021.0)	(4,195.8)	**(1,132.6)**
Gross profit	3,840.6	4,110.2	4,314.2	4,517.6	1,101.2	1,214.5	1,227.7	1,081.5	4,624.9	**1,230.6**
Selling, general, and administrative expenses	(1,372.1)	(1,494.0)	(1,581.8)	(1,629.5)	(378.4)	(484.2)	(403.9)	(422.6)	(1,689.1)	**(438.1)**
Operating income	2,468.5	2,616.2	2,732.4	2,888.1	722.8	730.3	823.8	658.9	2,935.8	**792.5**
Income (loss) from unconsolidated investments	34.6	16.7	(188.5)	(114.9)	(43.6)	(31.2)	(36.3)	(36.2)	(147.3)	**(52.5)**
Earnings before interest and tax	2,503.1	2,632.9	2,543.9	2,773.2	679.2	699.1	787.5	622.7	2,788.5	**740.0**
Interest expense	(332.0)	(387.2)	(428.7)	(385.7)	(86.7)	(95.8)	(88.0)	(85.9)	(356.4)	**(88.5)**
Income before income taxes	2,171.1	2,245.7	2,115.2	2,387.5	592.5	603.3	699.5	536.8	2,432.1	**651.5**
Provision for income taxes	(413.3)	(407.3)	(304.1)	(407.2)	(124.6)	(134.0)	(97.4)	(74.9)	(430.9)	**(137.9)**
Net income	1,757.8	1,838.4	1,811.1	1,980.3	467.9	469.3	602.1	461.9	2,001.2	**513.6**
Net income attributable to noncontrolling interests	(11.9)	(23.2)	(33.2)	(33.8)	(10.8)	(10.4)	(10.0)	(10.2)	(41.4)	**(9.8)**
Net income attributable to CBI	$ 1,745.9	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 457.1	$ 458.9	$ 592.1	$ 451.7	$ 1,959.8	**$ 503.8**
Diluted net income per common share attributable to CBI	$ 8.70	$ 9.28	$ 9.12	$ 9.97	$ 2.33	$ 2.38	$ 3.12	$ 2.37	$ 10.20	**$ 2.66**
Diluted weighted average common shares outstanding	200.745	195.532	194.881	195.308	195.883	192.530	189.939	190.685	192.222	**189.333**
Cash dividends declared per common share:										
Class A Common Stock	$ 2.08	$ 2.96	$ 3.00	$ 3.00	$ 0.76	$ 0.76	$ 0.76	$ 0.76	$ 3.04	**$ 0.80**
Class B Convertible Common Stock	$ 1.88	$ 2.68	$ 2.72	$ 2.72	$ 0.69	$ 0.69	$ 0.69	$ 0.69	$ 2.76	**$ 0.72**
Effective tax rate	19.0%	18.1%	14.4%	17.1%	21.0%	22.2%	13.9%	14.0%	17.7%	**21.2%**
Items as a percent of net sales:										
Cost of product sold	49.3%	49.4%	48.3%	47.6%	45.7%	48.8%	47.1%	48.6%	47.6%	**47.9%**
Gross profit	50.7%	50.6%	51.7%	52.4%	54.3%	51.2%	52.9%	51.4%	52.4%	**52.1%**
Selling, general, and administrative expenses	18.1%	18.4%	19.0%	18.9%	18.7%	20.4%	17.4%	20.1%	19.1%	**18.5%**
Operating income	32.6%	32.2%	32.7%	33.5%	35.7%	30.8%	35.5%	31.3%	33.3%	**33.5%**
Earnings before interest and tax	33.0%	32.4%	30.5%	32.2%	33.5%	29.5%	33.9%	29.6%	31.6%	**31.3%**

Constellation Brands
#WORTHREACHINGFOR | 33

CANOPY EQUITY EARNINGS (LOSSES) AND RELATED ACTIVITIES ("CANOPY EIE") (NON-GAAP)

(in millions except per share data)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Comparable Net Income (Loss) Attributable to CBI - Canopy EIE Calculation										
Reported Canopy EIE		$ (2.6)	$ (575.9)	$ (679.0)	$ (155.8)	$ 120.5	$ (4.2)	$ (34.1)	$ (73.6)	**$ (165.0)**
Comparable Adjustments Canopy EIE [1]		(13.9)	354.2	532.8	111.5	(150.4)	(64.2)	(1.5)	(104.6)	**113.0**
Comparable Canopy EIE		(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	**(52.0)**
Benefit from income taxes Canopy EIE [1]		3.9	73.2	52.8	9.6	4.0	10.0	1.7	25.3	**7.2**
Comparable Net Income (Loss) Attributable to CBI - Canopy EIE		$ (12.6)	$ (148.5)	$ (93.4)	$ (34.7)	$ (25.9)	$ (58.4)	$ (33.9)	$ (152.9)	**$ (44.8)**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE Calculation										
Reported Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE		$ (0.01)	$ (2.22)	$ (2.62)	$ (0.70)	$ 0.62	$ 0.02	$ (0.17)	$ (0.22)	**$ (0.78)**
Comparable Adjustments Canopy EIE		(0.05)	1.39	2.09	0.50	(0.76)	(0.32)	(0.01)	(0.58)	**0.53**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE [2]		$ (0.06)	$ (0.76)	$ (0.48)	$ (0.18)	$ (0.13)	$ (0.31)	$ (0.18)	(0.80)	**$ (0.24)**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, excluding Canopy EIE Calculation										
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI		$ 9.28	$ 9.12	$ 9.97	$ 2.33	$ 2.38	$ 3.12	$ 2.37	$ 10.20	**$ 2.66**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI - Canopy EIE		(0.06)	(0.76)	(0.48)	(0.18)	(0.13)	(0.31)	(0.18)	(0.80)	**(0.24)**
Comparable Diluted Net Income (Loss) Per Common Share Attributable to CBI, excluding Canopy EIE [2]		$ 9.34	$ 9.89	$ 10.44	$ 2.51	$ 2.52	$ 3.42	$ 2.55	$ 10.99	**$ 2.90**

[1] The Comparable Adjustments Canopy EIE effective tax rate applied to each Comparable Adjustments Canopy EIE amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment.

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per common share are calculated on a fully dilutive basis.

Constellation Brands #WORTHREACHINGFOR | 34

ADJUSTED EBITDA CALCULATION AND RECONCILIATION, FREE CASH FLOW RECONCILIATION (NON-GAAP)

(in millions)	Fiscal Year 2017	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Comparable Net Sales	$ 7,321.1	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Comparable Basis EBITDA Calculation											
Comparable net income (loss) attributable to CBI	$ 1,374.2	$ 1,745.9	$ 1,815.2	$ 1,777.9	$ 1,946.5	$ 457.1	$ 458.9	$ 592.1	$ 451.7	$ 1,959.8	**$ 503.8**
Net income (loss) attributable to NCI	4.1	11.9	23.2	33.2	33.8	10.8	10.4	10.0	10.2	41.4	**9.8**
Comparable provision for (benefit from) income taxes	502.3	413.3	407.3	304.1	407.2	124.6	134.0	97.4	74.9	430.9	**137.9**
Interest expense	333.3	332.0	387.2	428.7	385.7	86.7	95.8	88.0	85.9	356.4	**88.5**
Comparable Basis EBIT	2,213.9	2,503.1	2,632.9	2,543.9	2,773.2	679.2	699.1	787.5	622.7	2,788.5	**740.0**
Comparable Depreciation	237.5	293.8	324.2	318.9	293.7	76.0	86.3	86.3	88.7	337.3	**92.7**
Comparable Amortization	8.2	5.9	6.0	5.7	5.3	1.2	1.1	1.5	1.3	5.1	**1.0**
Total Depreciation and Amortization	245.7	299.7	330.2	324.6	299.0	77.2	87.4	87.8	90.0	342.4	**93.7**
Comparable Basis EBITDA	$ 2,459.6	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	**$ 833.7**
Comparable Basis EBITDA Reconciliation											
Net Cash Provided By Operating Activities	$ 1,696.0	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 716.0	$ 809.9	$ 918.2	$ 261.3	$ 2,705.4	**$ 758.2**
Net Cash Provided By Operating Activities Margin	*23.2%*	*25.5%*	*27.7%*	*30.6%*	*32.6%*	*35.3%*	*34.2%*	*39.6%*	*12.4%*	*30.7%*	***32.1%***
Debt to LTM Net Cash Provided by Operating Activities	*5.4*	*5.3*	*6.1*	*4.8*	*3.7*	*3.7*	*3.7*	*3.6*	*3.9*	*3.9*	***4.0***
Provision for (Benefit from) Income Taxes	550.3	22.7	685.9	(966.6)	511.1	(13.5)	131.3	99.3	92.3	309.4	**125.4**
Interest Expense	333.3	332.0	367.1	428.7	385.7	86.7	95.8	88.0	85.9	356.4	**88.5**
Change in Operating Assets and Liabilities [1]	23.5	323.4	237.5	85.1	(148.3)	68.3	(83.4)	(58.4)	377.1	303.6	**43.8**
Equity in Earnings (Losses) of Equity Method Investees,	-	3.6	(13.5)	(560.8)	(673.4)	(154.1)	118.8	29.3	(55.6)	(61.6)	**(165.5)**
Unrealized Net Gain (Loss) on Securities Measured at Fair	-	464.3	1,971.2	(2,126.4)	802.0	(745.1)	(590.0)	(199.7)	$ (109.9)	(1,644.7)	**(22.4)**
Deferred Tax Provision (Benefit)	(124.8)	237.4	(389.3)	1,153.7	(336.4)	98.7	(79.5)	(77.7)	$ (26.3)	(84.8)	**(21.5)**
Stock-Based Compensation Expense	(56.1)	(60.9)	(64.1)	(60.4)	(63.0)	(16.0)	(20.0)	2.2	$ (11.1)	(44.9)	**(16.8)**
Noncash Lease Expense	-	-	-	(88.3)	(83.3)	(19.7)	(20.4)	(20.8)	$ (21.0)	(81.9)	**(21.6)**
Comparable Adjustments	(204.6)	(263.9)	(1,889.8)	3,050.4	(168.3)	1,503.3	430.7	119.4	38.9	2,092.3	**111.5**
Other Items [1]	242.7	(187.2)	(188.2)	(598.0)	39.6	(768.2)	(6.7)	(24.5)	81.1	(718.3)	**(45.9)**
Comparable Basis EBITDA	$ 2,460.3	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	**$ 833.7**
LTM Comparable Basis EBITDA	$ 2,460.3	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 3,092.9	$ 3,044.8	$ 3,024.7	$ 3,130.9	$ 3,130.9	**$ 3,208.2**
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	**$ 10,977.3**
Debt to LTM Comparable Basis EBITDA	3.8	3.6	4.6	4.2	3.4	3.4	3.5	3.4	3.3	3.3	**3.4**
Free Cash Flow Reconciliation											
Net Cash Provided By Operating Activities	$ 1,696.0	$ 1,931.4	$ 2,246.3	$ 2,551.1	$ 2,806.5	$ 716.0	$ 809.9	$ 918.2	$ 261.3	$ 2,705.4	**$ 758.2**
Purchases of Property, Plant, and Equipment	(907.4)	(1,057.6)	(886.3)	(726.5)	(864.6)	(113.9)	(239.5)	(245.3)	(428.1)	(1,026.8)	**(196.6)**
Free Cash Flow	$ 788.6	$ 873.8	$ 1,360.0	$ 1,824.6	$ 1,941.9	$ 602.1	$ 570.4	$ 672.9	$ (166.8)	$ 1,678.6	**$ 561.6**
Net Debt to LTM Comparable Basis EBITDA											
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	**$ 10,977.3**
Cash	(177.4)	(90.3)	(93.6)	(81.4)	(460.6)	(503.8)	(103.4)	(361.3)	(199.4)	(199.4)	**(101.8)**
Net Debt	$ 9,060.7	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 9,940.4	$ 10,470.1	$ 9,971.2	$ 10,217.1	$ 10,217.1	**$ 10,875.5**
Net Debt to LTM Comparable Basis EBITDA	3.7	3.6	4.6	4.2	3.2	3.2	3.4	3.3	3.3	3.3	**3.4**

[1] Certain items, when material, are reported as part of the Change in Operating Assets and Liabilities in the Company's quarterly filings. If not material, these same items are reported as part of Other Items.

Constellation Brands
#WORTHREACHINGFOR | 35

ADJUSTED EBITDA CALCULATION AND RECONCILIATION, EXCLUDING CANOPY EIE (NON-GAAP)

(in millions)	Fiscal Year 2017	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Comparable Basis EBIT, excluding Canopy EIE Calculation											
Comparable Basis EBIT			$ 2,632.9	$ 2,543.9	$ 2,773.2	$ 679.2	$ 699.1	$ 787.5	$ 622.7	$ 2,788.5	**$ 740.0**
Comparable Canopy EIE			(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	**(52.0)**
Comparable Basis EBIT, excluding Canopy EIE			$ 2,649.4	$ 2,765.6	$ 2,919.4	$ 723.5	$ 729.0	$ 855.9	$ 658.3	$ 2,966.7	**$ 792.0**
Comparable Basis EBITDA, excluding Canopy EIE Calculation											
Comparable Basis EBITDA	$ 2,459.6	$ 2,802.8	$ 2,963.1	$ 2,868.5	$ 3,072.2	$ 756.4	$ 786.5	$ 875.3	$ 712.7	$ 3,130.9	**$ 833.7**
Less: Comparable Canopy EIE			(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	**(52.0)**
Comparable Basis EBITDA, excluding Canopy EIE	$ 2,459.6	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 800.7	$ 816.4	$ 943.7	$ 748.3	$ 3,309.1	**$ 885.7**
LTM Comparable Basis EBITDA, excluding Canopy EIE	$ 2,460.3	$ 2,802.8	$ 2,979.6	$ 3,090.2	$ 3,218.4	$ 3,251.7	$ 3,199.4	$ 3,204.7	$ 3,309.1	$ 3,309.1	**$ 3,394.1**
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	**$ 10,977.3**
Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE	3.8	3.6	4.6	3.9	3.2	3.2	3.3	3.2	3.1	3.1	**3.2**
Net Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE											
Total Debt	$ 9,238.1	$ 10,186.7	$ 13,616.5	$ 12,184.6	$ 10,442.3	$ 10,444.2	$ 10,573.5	$ 10,332.5	$ 10,416.5	$ 10,416.5	**$ 10,977.3**
Cash	(177.4)	(90.3)	(93.6)	(81.4)	(460.6)	(503.8)	(103.4)	(361.3)	(199.4)	(199.4)	**(101.8)**
Net Debt	$ 9,060.7	$ 10,096.4	$ 13,522.9	$ 12,103.2	$ 9,981.7	$ 9,940.4	$ 10,470.1	$ 9,971.2	$ 10,217.1	$ 10,217.1	**$ 10,875.5**
Net Debt to LTM Comparable Basis EBITDA, excluding Canopy EIE	3.7	3.6	4.5	3.9	3.1	3.1	3.3	3.1	3.1	3.1	**3.2**

Constellation Brands

#WORTHREACHINGFOR | 36

BUSINESS SEGMENT INFORMATION

Organic Net Sales

Amounts included for the Canopy segment represent 100% of Canopy's reported results on a two-month lag, prepared in accordance with U.S. GAAP, and converted from Canadian dollars to U.S. dollars. Although we own less than 100% of the outstanding shares of Canopy, 100% of the Canopy results are included in the information below and subsequently eliminated in order to reconcile to our consolidated financial statements.

In addition, management excludes items that affect comparability ("Comparable Adjustments") from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and incentive compensation of segment management are evaluated based upon core segment operating income (loss) which do not include the impact of these Comparable Adjustments.

Organic

Transaction	Segment	Date of Transaction	Organic Adjustment Period
Acquisition			
Prisoner	Wine and Spirits	April 29, 2016	April 29, 2016 – April 28, 2017
High West [1]	Wine and Spirits	October 14, 2016	October 14, 2016 – October 13, 2017
Charles Smith [1]	Wine and Spirits	October 19, 2016	October 19, 2016 – October 18, 2017
Divestiture			
Canadian business	Wine and Spirits	December 17, 2016	December 17, 2015 – December 16, 2016
Black Velvet Divestiture	Wine and Spirits	November 1, 2019	November 1, 2018 – October 31, 2019
Ballast Point Divestiture	Beer	March 2, 2020	March 2, 2019 – March 1, 2020
Concentrate Business Divestiture	Wine and Spirits	December 29, 2020	December 29, 2019 – December 28, 2020
Wine and Spirits Divestiture	Wine and Spirits	January 5, 2021	January 5, 2020 – January 4, 2021
Nobilo Divestiture	Wine and Spirits	January 5, 2021	January 5, 2020 – January 4, 2021
Paul Masson Divestiture	Wine and Spirits	January 12, 2021	January 12, 2020 – January 11, 2021

(1) Collectively, the October Wine and Spirits Acquisitions.

Constellation Brands

#WORTHREACHINGFOR | 37

BUSINESS SEGMENT INFORMATION

(in millions)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Net Sales										
Beer	$ 4,660.4	$ 5,202.1	$ 5,615.9	$ 6,074.6	$ 1,572.0	$ 1,861.3	$ 1,752.6	$ 1,565.7	$ 6,751.6	**$ 1,898.2**
Wine and Spirits										
Wine	2,556.3	2,532.5	2,367.5	2,208.4	397.7	447.2	506.2	468.2	1,819.3	**404.1**
Spirits	363.6	381.4	360.1	331.9	56.8	62.6	61.8	68.6	249.8	**60.9**
Wine and Spirits	2,919.9	2,913.9	2,727.6	2,540.3	454.5	509.8	568.0	536.8	2,069.1	**465.0**
Canopy	-	48.6	290.2	378.6	117.3	110.8	104.3	111.9	444.3	**88.2**
Consolidation and Eliminations	-	(48.6)	(290.2)	(378.6)	(117.3)	(110.8)	(104.3)	(111.9)	(444.3)	**(88.2)**
Comparable Adjustments	-	-	-	-	-	-	-	-	-	**-**
Consolidated Net Sales	$ 7,580.3	$ 8,116.0	$ 8,343.5	$ 8,614.9	$ 2,026.5	$ 2,371.1	$ 2,320.6	$ 2,102.5	$ 8,820.7	**$ 2,363.2**
Gross Profit										
Beer	$ 2,531.2	$ 2,830.7	$ 3,125.2	$ 3,402.4	$ 893.7	$ 984.0	$ 958.1	$ 841.2	$ 3,677.0	**$ 1,019.5**
Wine and Spirits	1,309.4	1,279.5	1,189.0	1,115.2	207.5	230.5	269.6	240.3	947.9	**211.1**
Corporate Operations and Other	-	-	-	-	-	-	-	-	-	**-**
Canopy	-	11.2	45.4	(14.1)	7.7	22.2	(56.5)	8.0	(18.6)	**(125.7)**
Consolidation and Eliminations	-	(11.2)	(45.4)	14.1	(7.7)	(22.2)	56.5	(8.0)	18.6	**125.7**
Comparable Adjustments	(28.1)	(29.9)	(162.3)	(51.6)	18.1	15.2	(2.0)	51.1	82.4	**24.4**
Consolidated Gross Profit	$ 3,812.5	$ 4,080.3	$ 4,151.9	$ 4,466.0	$ 1,119.3	$ 1,229.7	$ 1,225.7	$ 1,132.6	$ 4,707.3	**$ 1,255.0**
Operating Income (Loss)										
Beer **(A)**	$ 1,840.2	$ 2,042.9	$ 2,247.9	$ 2,494.3	$ 673.1	$ 693.0	$ 723.6	$ 613.6	$ 2,703.3	**$ 762.8**
Wine and Spirits **(A)**	794.1	771.2	708.4	622.4	104.2	100.2	144.5	121.8	470.7	**91.0**
Corporate Operations and Other **(A)**	(165.8)	(197.9)	(223.9)	(228.6)	(54.5)	(62.9)	(44.3)	(76.5)	(238.2)	**(61.3)**
Canopy **(A)**	-	(82.7)	(685.8)	(1,496.0)	(184.2)	(152.8)	(171.0)	(122.1)	(630.1)	**(418.2)**
Consolidation and Eliminations **(A)**	-	82.7	685.8	1,496.0	184.2	152.8	171.0	122.1	630.1	**418.2**
Comparable Adjustments	(188.7)	(204.0)	(577.9)	(97.0)	(647.7)	8.9	16.1	18.6	(604.1)	**23.9**
Consolidated Operating Income (Loss)	$ 2,279.8	$ 2,412.2	$ 2,154.5	$ 2,791.1	$ 75.1	$ 739.2	$ 839.9	$ 677.5	$ 2,331.7	**$ 816.4**

Constellation Brands
#WORTHREACHINGFOR | 38

BUSINESS SEGMENT INFORMATION

(in millions)	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Fiscal Year 2022	First Quarter 2023
Income (Loss) from Unconsolidated Investments										
Beer **(B)**	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	**$ -**
Wine and Spirits **(B)**	34.4	33.4	36.4	31.7	1.3	(1.1)	33.4	0.8	34.4	**1.5**
Corporate Operations and Other **(B)**	0.2	(0.2)	(3.2)	(0.4)	(0.6)	(0.2)	(1.3)	(1.4)	(3.5)	**(2.0)**
Canopy **(B)**	-	-	-	-	-	-	-	-	-	**-**
Consolidation and Eliminations **(B)**	-	(16.5)	(221.7)	(146.2)	(44.3)	(29.9)	(68.4)	(35.6)	(178.2)	**(52.0)**
Comparable Adjustments	452.6	2,084.9	(2,480.1)	265.2	(855.6)	(439.6)	(135.5)	(57.5)	(1,488.2)	**(135.4)**
Consolidated Income (Loss) from Unconsolidated Investments	$ 487.2	$ 2,101.6	$ (2,668.6)	$ 150.3	$ (899.2)	$ (470.8)	$ (171.8)	$ (93.7)	$ (1,635.5)	**$ (187.9)**
Comparable Earnings (Losses) Before Interest and Taxes **(A+B)**	$ 2,503.1	$ 2,632.9	$ 2,543.9	$ 2,773.2	$ 679.2	$ 699.1	$ 787.5	$ 622.7	$ 2,788.5	**$ 740.0**
Gross Profit as a Percent of Net Sales:										
Beer	54.3%	54.4%	55.6%	56.0%	56.9%	52.9%	54.7%	53.7%	54.5%	**53.7%**
Wine and Spirits	44.8%	43.9%	43.6%	43.9%	45.7%	45.2%	47.5%	44.8%	45.8%	**45.4%**
Canopy	NM	23.0%	15.6%	(3.7%)	6.6%	20.0%	(54.2%)	7.1%	(4.2%)	**(142.5%)**
Consolidation and Eliminations	NM	23.0%	15.6%	(3.7%)	6.6%	20.0%	(54.2%)	7.1%	(4.2%)	**(142.5%)**
Consolidated Gross Profit	50.3%	50.3%	49.8%	51.8%	55.2%	51.9%	52.8%	53.9%	53.4%	**53.1%**
Operating Income (Loss) as a Percent of Net Sales:										
Beer	39.5%	39.3%	40.0%	41.1%	42.8%	37.2%	41.3%	39.2%	40.0%	**40.2%**
Wine and Spirits	27.2%	26.5%	26.0%	24.5%	22.9%	19.7%	25.4%	22.7%	22.7%	**19.6%**
Corporate Operations and Other	(2.2%)	(2.4%)	(2.7%)	(2.7%)	(2.7%)	(2.7%)	(1.9%)	(3.6%)	(2.7%)	**(2.6%)**
Canopy	NM	(170.2%)	NM	(395.1%)	(157.0%)	(137.9%)	(164.0%)	(109.1%)	(141.8%)	**(474.1%)**
Consolidation and Eliminations	NM	(170.2%)	NM	(395.1%)	(157.0%)	(137.9%)	(164.0%)	(109.1%)	(141.8%)	**(474.1%)**
Consolidated Operating Income (Loss)	30.1%	29.7%	25.8%	32.4%	3.7%	31.2%	36.2%	32.2%	26.4%	**34.5%**

NM = Not Meaningful

Constellation Brands #WORTHREACHINGFOR | 39

REPORTED AND ORGANIC NET SALES

(in millions)

Fiscal Year 2023	First Quarter 2023	First Quarter 2022	Percent Change	Second Quarter 2023	Second Quarter 2022	Percent Change	Third Quarter 2023	Third Quarter 2022	Percent Change	Fourth Quarter 2023	Fourth Quarter 2022	Percent Change	Fiscal Year 2023	Fiscal Year 2022	Percent Change
Consolidated Net Sales	**$ 2,363.2**	**$ 2,026.5**	**17%**												
Beer Net Sales	**$ 1,898.2**	**$ 1,572.0**	**21%**												
Wine and Spirits Net Sales	**$ 465.0**	**$ 454.5**	**2%**												

Fiscal Year 2022	First Quarter 2022	First Quarter 2021	Percent Change	Second Quarter 2022	Second Quarter 2021	Percent Change	Third Quarter 2022	Third Quarter 2021	Percent Change	Fourth Quarter 2022	Fourth Quarter 2021	Percent Change	Fiscal Year 2022	Fiscal Year 2021	Percent Change
Consolidated Net Sales	$ 2,026.5	$ 1,963.4	3%	$ 2,371.1	$ 2,260.4	5%	$ 2,320.6	$ 2,438.1	(5%)	$ 2,102.5	$ 1,953.0	8%	$ 8,820.7	$ 8,614.9	2%
Less: Divestitures	-	(186.8)		-	(181.4)		-	(210.3)		-	(63.8)		-	(642.3)	
Consolidated Organic Net Sales	$ 2,026.5	$ 1,776.6	14%	$ 2,371.1	$ 2,079.0	14%	$ 2,320.6	$ 2,227.8	4%	$ 2,102.5	$ 1,889.2	11%	$ 8,820.7	$ 7,972.6	11%
Beer Net Sales	$ 1,572.0	$ 1,384.1	14%	$ 1,861.3	$ 1,635.9	14%	$ 1,752.6	$ 1,677.9	4%	$ 1,565.7	$ 1,376.7	14%	$ 6,751.6	$ 6,074.6	11%
Wine and Spirits Net Sales	$ 454.5	$ 579.3	(22%)	$ 509.8	$ 624.5	(18%)	$ 568.0	$ 760.2	(25%)	$ 536.8	$ 576.3	(7%)	$ 2,069.1	$ 2,540.3	(19%)
Less: Divestitures	-	(186.8)		-	(181.4)		-	(210.3)		-	(63.8)		-	(642.3)	
Wine and Spirits Organic Net Sales	$ 454.5	$ 392.5	16%	$ 509.8	$ 443.1	15%	$ 568.0	$ 549.9	3%	$ 536.8	$ 512.5	5%	$ 2,069.1	$ 1,898.0	9%

Fiscal Year 2021	First Quarter 2021	First Quarter 2020	Percent Change	Second Quarter 2021	Second Quarter 2020	Percent Change	Third Quarter 2021	Third Quarter 2020	Percent Change	Fourth Quarter 2021	Fourth Quarter 2020	Percent Change	Fiscal Year 2021	Fiscal Year 2020	Percent Change
Consolidated Net Sales	$ 1,963.4	$ 2,097.2	(6%)	$ 2,260.4	$ 2,344.0	(4%)	$ 2,438.1	$ 1,999.4	22%	$ 1,953.0	$ 1,902.9	3%	$ 8,614.9	$ 8,343.5	3%
Less: Divestitures	-	(47.3)		-	(44.0)		-	(33.6)		-	(198.0)		-	(322.9)	
Consolidated Organic Net Sales	$ 1,963.4	$ 2,049.9	(4%)	$ 2,260.4	$ 2,300.0	(2%)	$ 2,438.1	$ 1,965.8	24%	$ 1,953.0	$ 1,704.9	15%	$ 8,614.9	$ 8,020.6	7%
Beer Net Sales	$ 1,384.1	$ 1,477.4	(6%)	$ 1,635.9	$ 1,640.4	(0%)	$ 1,677.9	$ 1,310.6	28%	$ 1,376.7	$ 1,187.5	16%	$ 6,074.6	$ 5,615.9	8%
Less: Divestiture	-	(28.6)		-	(24.7)		-	(20.2)		-	(18.5)		-	(92.0)	
Beer Organic Net Sales	$ 1,384.1	$ 1,448.8	(4%)	$ 1,635.9	$ 1,615.7	1%	$ 1,677.9	$ 1,290.4	30%	$ 1,376.7	$ 1,169.0	18%	$ 6,074.6	$ 5,523.9	10%
Wine and Spirits Net Sales	$ 579.3	$ 619.8	(7%)	$ 624.5	$ 703.6	(11%)	$ 760.2	$ 688.8	10%	$ 576.3	$ 715.4	(19%)	$ 2,540.3	$ 2,727.6	(7%)
Less: Divestitures	-	(18.7)		-	(19.3)		-	(13.4)		-	(179.5)		-	(230.9)	
Wine and Spirits Organic Net Sales	$ 579.3	$ 601.1	(4%)	$ 624.5	$ 684.3	(9%)	$ 760.2	$ 675.4	13%	$ 576.3	$ 535.9	8%	$ 2,540.3	$ 2,496.7	2%

Constellation Brands #WORTHREACHINGFOR | 40

REPORTED AND ORGANIC NET SALES

(in millions)

Fiscal Year 2020	First Quarter 2020	First Quarter 2019	Percent Change	Second Quarter 2020	Second Quarter 2019	Percent Change	Third Quarter 2020	Third Quarter 2019	Percent Change	Fourth Quarter 2020	Fourth Quarter 2019	Percent Change	Fiscal Year 2020	Fiscal Year 2019	Percent Change
Consolidated Net Sales	$ 2,097.2	$ 2,047.1	2%	$ 2,344.0	$ 2,299.1	2%	$ 1,999.4	$ 1,972.6	1%	$ 1,902.9	$ 1,797.2	6%	$ 8,343.5	$ 8,116.0	3%
Less: Black Velvet Divestiture	-	-		-	-		-	(8.5)		-	(17.5)		-	(26.0)	
Consolidated Organic Net Sales	$ 2,097.2	$ 2,047.1	2%	$ 2,344.0	$ 2,299.1	2%	$ 1,999.4	$ 1,964.1	2%	$ 1,902.9	$ 1,779.7	7%	$ 8,343.5	$ 8,090.0	3%
Beer Net Sales	$ 1,477.4	$ 1,375.1	7%	$ 1,640.4	$ 1,527.1	7%	$ 1,310.6	$ 1,209.8	8%	$ 1,187.5	$ 1,090.1	9%	$ 5,615.9	$ 5,202.1	8%
Wine and Spirits Net Sales	$ 619.8	$ 672.0	(8%)	$ 703.6	$ 772.0	(9%)	$ 688.8	$ 762.8	(10%)	$ 715.4	$ 707.1	1%	$ 2,727.6	$ 2,913.9	(6%)
Less: Black Velvet Divestiture	-	-		-	-		-	(8.5)		-	(17.5)		-	(26.0)	
Wine and Spirits Organic Net Sales	$ 619.8	$ 672.0	(8%)	$ 703.6	$ 772.0	(9%)	$ 688.8	$ 754.3	(9%)	$ 715.4	$ 689.6	4%	$ 2,727.6	$ 2,887.9	(6%)

Fiscal Year 2019	First Quarter 2019	First Quarter 2018	Percent Change	Second Quarter 2019	Second Quarter 2018	Percent Change	Third Quarter 2019	Third Quarter 2018	Percent Change	Fourth Quarter 2019	Fourth Quarter 2018	Percent Change	Fiscal Year 2019	Fiscal Year 2018	Percent Change
Consolidated Net Sales	$ 2,047.1	$ 1,928.5	6%	$ 2,299.1	$ 2,087.9	10%	$ 1,972.6	$ 1,801.9	9%	$ 1,797.2	$ 1,762.0	2%	$ 8,116.0	$ 7,580.3	7%
Beer Net Sales	$ 1,375.1	$ 1,239.2	11%	$ 1,527.1	$ 1,381.7	11%	$ 1,209.8	$ 1,042.5	16%	$ 1,090.1	$ 997.0	9%	$ 5,202.1	$ 4,660.4	12%
Wine and Spirits Net Sales	$ 672.0	$ 689.3	(3%)	$ 772.0	$ 706.2	9%	$ 762.8	$ 759.4	0%	$ 707.1	$ 765.0	(8%)	$ 2,913.9	$ 2,919.9	(0%)

Effective March 1, 2018, we adopted the FASB amended guidance regarding the recognition of revenue from contracts with customers using the retrospective application method. Accordingly, financial information for the interim and annual periods of fiscal 2018 presented in the above Fiscal Year 2019 analysis has been adjusted to reflect the adoption of this amended guidance. For the interim and annual periods presented below for the Fiscal Year 2018 analysis, financial

Fiscal Year 2018	First Quarter 2018	First Quarter 2017	Percent Change	Second Quarter 2018	Second Quarter 2017	Percent Change	Third Quarter 2018	Third Quarter 2017	Percent Change	Fourth Quarter 2018	Fourth Quarter 2017	Percent Change	Fiscal Year 2018	Fiscal Year 2017	Percent Change
Consolidated Net Sales	$ 1,935.5	$ 1,871.8	3%	$ 2,084.5	$ 2,021.2	3%	$ 1,799.1	$ 1,810.5	(1%)	$ 1,765.9	$ 1,628.0	8%	$ 7,585.0	$ 7,331.5	3%
Less: Prisoner	(13.2)	-		-	-		-	-		-	-		(13.2)	-	
Less: October Wine and Spirits Acquisitions	(13.7)	-		(13.6)	-		(9.9)	-		-	-		(37.2)	-	
Less: Canadian Divestiture	-	(89.6)		-	(100.1)		-	(98.9)		-	(22.6)		-	(311.2)	
Consolidated Organic Net Sales	$ 1,908.6	$ 1,782.2	7%	$ 2,070.9	$ 1,921.1	8%	$ 1,789.2	$ 1,711.6	5%	$ 1,765.9	$ 1,605.4	10%	$ 7,534.6	$ 7,020.3	7%
Beer Net Sales	$ 1,242.3	$ 1,151.0	8%	$ 1,378.9	$ 1,222.5	13%	$ 1,040.1	$ 964.6	8%	$ 997.2	$ 891.2	12%	$ 4,658.5	$ 4,229.3	10%
Wine and Spirits Net Sales	$ 693.2	$ 720.8	(4%)	$ 705.6	$ 798.7	(12%)	$ 759.0	$ 845.9	(10%)	$ 768.7	$ 736.8	4%	$ 2,926.5	$ 3,102.2	(6%)
Less: Prisoner	(13.2)	-		-	-		-	-		-	-		(13.2)	-	
Less: October Wine and Spirits Acquisitions	(13.7)	-		(13.6)	-		(9.9)	-		-	-		(37.2)	-	
Less: Canadian Divestiture	-	(89.6)		-	(100.1)		-	(98.9)		-	(22.6)		-	(311.2)	
Wine and Spirits Organic Net Sales	$ 666.3	$ 631.2	6%	$ 692.0	$ 698.6	(1%)	$ 749.1	$ 747.0	0%	$ 768.7	$ 714.2	8%	$ 2,876.1	$ 2,791.0	3%

Constellation Brands
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